SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 2)
(FINAL AMENDMENT)
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SELECTICA, INC.
(Name of Subject Company (Issuer))

SELECTICA, INC.
(Name of Filing Person (Offeror))

Options Under Selectica, Inc. 1996 Stock Plan, Selectica, Inc. 1999 Equity Incentive Plan,
Selectica, Inc. 1996A Stock Plan, and Selectica, Inc. 2001 Supplemental Plan
to Purchase Common Stock, Par Value $.0001 Per Share,
Having an Exercise Price of $4.17 or More
(Title of Class of Securities)

816288104
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Dr. Sanjay Mittal
President and Chief Executive Officer
Selectica, Inc.
3 West Plumeria Drive
San Jose, California 95134
(408) 570-9700
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Bennett L. Yee, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
155 Constitution Drive
Menlo Park, California 94025
(650) 321-2400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$7,595,212	$698.76***

*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,601,100 shares of common stock of Selectica, Inc. as of February 18, 2003 having an aggregate value of $7,595,212 will be exchanged pursuant to this offer. The aggregate value of each option to purchase one share of common stock of Selectica, Inc. is $2.92.

**     The amount of the filing fee is $92 per $1,000,000 of the aggregate offering amount calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #8, dated January 10, 2003.

***     Previously paid.

[   ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing party: Date filed:	Not applicable. Not applicable. Not applicable. Not applicable.

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4. [_] going-private transaction subject to Rule 13e-3. [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

This Amendment No. 2 and Final Amendment to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on February 19, 2003, relating to our offer to exchange options to purchase shares of our common stock, par value $.0001 per share, held by certain employees for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated February 19, 2003 (as amended and supplemented, the “Offer to Exchange”) and the related Letter of Transmittal.

Item 4. Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The Offer expired on March 19, 2003 and the Company has accepted for exchange pursuant to the Offer, Options to purchase an aggregate of 1,148,495 shares of Common Stock. Subject to the terms and conditions of the Offer to Exchange, the Company will grant New Options to purchase shares of Common Stock in exchange for the Options accepted for exchange.

Item 12. Exhibits.

(a)(1) Offer to Exchange, dated February 19, 2003.*

(2) Form of Letter of Transmittal.*

(3) Form of Letter to Eligible Option Holders Regarding Offer to Exchange.*

(4) Form of E-mail Letter to Selectica Employees Regarding Offer to Exchange.*

(5) Form of E-mail Letter to Selectica Employees Confirming Receipt of Letter(s) of Transmittal/Notice of Change in Letter(s) of Transmittal.*

(6) Form of E-mail Letter to Selectica Employees Confirming Participation in the Offer to Exchange.*

(7) Press Release Announcing Offer to Exchange.*

(8) Selectica, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2002, filed with the Securities and Exchange Commission on June 26, 2002 and incorporated herein by reference.

(9) Selectica, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2002, filed with the Securities and Exchange Commission on February 14, 2003 and incorporated herein by reference.

(10) First Amended Offer to Exchange dated March 7, 2003.*

(11) Form of E-mail Communication to Selectica Employees dated March 7, 2003.*

(b) Not applicable.

(d)(1) Selectica, Inc. 2001 Supplemental Plan.*

(2) Form of Option Agreement pursuant to the Selectica, Inc. 2001 Supplemental Plan.*

(3) Selectica, Inc. 1996A Stock Plan.*

(4) Form of Option Agreement pursuant to the Selectica, Inc 1996A Stock Plan.*

(5) Selectica, Inc. 1999 Equity Incentive Plan. Filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333- 92545) and incorporated herein by reference.

(6) Form of Option Agreement pursuant to the Selectica, Inc. 1999 Incentive Plan. Filed as Exhibit (d)(2) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on April 27,

2001 and incorporated herein by reference.

(7) Selectica, Inc. 1996 Stock Plan Filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333- 92545) and incorporated herein by reference.

(8) Form of Option Agreement pursuant to the Selectica, Inc. 1996 Stock Plan. Filed as Exhibit (d)(4) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on April 27, 2001 and incorporated herein by reference.

(g) Not applicable.

(h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

*    Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Selectica, Inc.

/s/ Sanjay Mittal Dr. Sanjay Mittal, President and Chief Executive Officer

Date: March 31, 2003

Index to Exhibits

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated February 19, 2003.*

(2)	Form of Letter of Transmittal.*

(3)	Form of Letter to Eligible Option Holders Regarding Offer to Exchange.*

(4)	Form of E-mail Letter to Selectica Employees Regarding Offer to Exchange.*

(5)	Form of E-mail Letter to Selectica Employees Confirming Receipt of Letter(s) of Transmittal/Notice of Change in Letter(s) of Transmittal.*

(6)	Form of E-mail Letter to Selectica Employees Confirming Participation in the Offer to Exchange.*

(7)	Press Release Announcing Offer to Exchange.*

(8)	Selectica, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2002, filed with the Securities and Exchange Commission on June 26, 2002 and incorporated herein by reference.

(9)	Selectica, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2002, filed with the Securities and Exchange Commission on February 14, 2003 and incorporated herein by reference.

(10)	First Amended Offer to Exchange dated March 7, 2003.*

(11)	Form of E-mail Communication to Selectica Employees dated March 7, 2003.*

(b)	Not applicable

(d)(1)	Selectica, Inc. 2001 Supplemental Plan.*

(2)	Form of Option Agreement pursuant to the Selectica, Inc. 2001 Supplemental Plan.*

(3)	Selectica, Inc. 1996A Stock Plan.*

(4)	Form of Option Agreement pursuant to the Selectica, Inc. 1996A Stock Plan.*

(5)	Selectica, Inc. 1999 Equity Incentive Plan. Filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333- 92545) and incorporated herein by reference.

(6)	Form of Option Agreement pursuant to the Selectica, Inc. 1999 Incentive Plan. Filed as Exhibit (d)(2) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on April 27, 2001 and incorporated herein by reference.

(7)	Selectica, Inc. 1996 Stock Plan Filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333- 92545) and incorporated herein by reference.

(8)	Form of Option Agreement pursuant to the Selectica, Inc. 1996 Stock Plan. Filed as Exhibit (d)(4) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on April 27, 2001 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*    Previously filed.